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June 15, 2016	Writer’s Direct Contact +1 (212) 468.8179 apinedo@mofo.com

By EDGAR

Coy Garrison
Special Counsel
Office of Real Estate and Commodities
Securities and Exchange Commission
Washington, D.C. 20059

Re:	Vaulted Gold Bullion trust Registration Statement on Form S-1 Filed June 6, 2016, File No. 333-211858

Dear Mr. Garrison:

On behalf of our client, Vaulted Gold Bullion Trust (the “Trust”), and Bank of Montreal, the depositor of the Trust (“Bank of Montreal”) we are concurrently herewith filing with the Securities and Exchange Commission (the “Commission”) an amendment to the above-referenced Registration Statement on Form S-1 (referred to herein as the “Amendment”).

For ease of reference, we have repeated below in bold face type the comments received from the Commission Staff in the letter dated June 9, 2016, and have indicated below our response.

General

1.	Please revise your disclosure to describe the risk that the execution price that an investor obtains could differ from the last price quote received. Please also revise your disclosure to discuss generally the expected time period between an investor placing an order and the trade being executed, as well as the potential movement in price during this time period.

We have revised the disclosure on pages 8, 38, 53 and the cover of the prospectus to describe the possible price movement between the time at which a potential investor places a conditional offer to purchase and the time at which the broker fills that order.

Coy Garrison
June 15, 2016
Page Two

2.	Please revise your disclosure throughout to clarify that the public offering price for each Gold Deposit Receipt will be based on the spot price for one troy ounce of Gold Bullion at the time of purchase.

We have revised the disclosure to clarify that the public offering price for each Gold Deposit Receipt is based on the spot price for one troy ounce of gold bullion at the time of purchase of a Gold Deposit Receipt.

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We appreciate the Staff’s time and attention to the Registration Statement.  Please call with any questions.

Very truly yours,

/s/ Anna T. Pinedo
Anna T. Pinedo